ZKGC New Energy Ltd.

12 Xinxiangdi Jiari

Laocheng Town, Chengmai County, Hainan Province 571924

People’s Republic of China

June 1, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Patrick Fullem
Geoffrey Kruczek
Dale Welcome
Kevin Stertzel

Re: ZKGC New Energy Ltd

Amendment No. 3 to Registration Statement on Form F-1

Filed May 13, 2022

File No. 333-262334

Ladies and Gentlemen,

ZKGC New Energy Ltd. (“ZKGC Cayman”) submits this letter in connection with the Company’s filing today of Amendment No. 4 (the “Amendment”) to the Company’s Registration Statement on Form F-1. Set forth below in italics you will find copies of the Staff’s comments from its letter dated May 26, 2022 (the “Comment Letter”), followed by information and page reference to the location within the Amendment where responsive disclosure can be found.

Amendment No. 3 to Registration Statement on Form F-1 filed May 13, 2022

Exhibit 23.4 – Consent of Independent Registered Public Accounting Firm, page II-6

1.	Please have your auditor provide you with an updated consent.

Response to Comment 1

As requested, an updated consent of the Registrant’s auditor is filed with this Amendment.

General

2.	Please revise your filing, as applicable, to provide more specific disclosure related to the direct or indirect impact that Russia's invasion of Ukraine and the international response have had or may have on your business. For additional guidance, please see the Division of Corporation Finance's Sample Letter to Companies Regarding Disclosures Pertaining to Russia’s Invasion of Ukraine and Related Supply Chain Issues, issued by the Staff in May 2022.

Response to Comment 2

In response to this Comment, we have added the following Risk Factor at page 15:

If China decides to support the international sanctions against Russia arising from Russia’s invasion of Ukraine, the cost of energy in China would be likely to rise, which could reduce usage of charging stations.

Hainan ZKGC does not do any business with parties in Russia, Ukraine or Belarus, nor is any of the equipment that Hainan ZKGC sells or the parts for that equipment manufactured in any of those countries. Russia’s invasion of Ukraine and the international sanctions against Russia that followed the invasion have, therefore, not had a direct effect on the business of Hainan ZKGC. Moreover, because China has not supported the international sanctions, the sanctions have not had a significant effect on China’s economy and have had no effect on Hainan ZKGC. The price of gasoline has risen in China since the invasion commenced; but there has been no change in the price of electricity.

It is possible that the government of China will decide in time to support the international sanctions on Russia in whole or in part.  If that were to occur, the most likely impact would be on China’s ongoing purchase of oil from Russia. China is the world’s largest importer of petroleum, and Russia is its second largest supplier (after Saudi Arabia). If the supply of petroleum from Russia to China were disrupted, the price of gas in China would increase far more dramatically than it recently has. That increase would be likely to pull the price of electricity up as well, since demand for electricity would increase as gasoline became unavailable. The result of these events, if they were to occur, could be a reduction in the demand for charging station services, as motorists might reduce their travel in reaction to increased costs.

3.	We note your disclosure that to the extent a quarantine reduced traffic in Hainan, the business of Hainan ZKGC would be adversely affected. Please disclose (1) whether your business segments, products, lines of service, projects, or operations are materially impacted by the pandemic-related lockdowns in China and (2) the impact of consumer demand declines in China. In addition, discuss any steps you are taking to mitigate adverse impacts to your business.

Response to Comment 3

As requested, we have modified the disclosure under the heading “COVID-19” on page 43 as follows:

The COVID-19 pandemic had a significant adverse effect on the business climate in the PRC. Hainan Province, however, perhaps by reason of its isolation as an island, was relatively unaffected, with only 190 COVID cases reported through 2021. In 2022, however, a resurgence of COVID cases has led China’s government to impose quarantine regulations throughout China, which has reduced traffic and tourism activities in Hainan Island. Visitors to Hainan Island are required to provide a record of vaccination and a 48-hour COVID-19 test report at the port entrance. Visitors from high-risk areas (Shanghai, Beijing, Liaoning, Sichuan and Henan) are required to perform self-quarantine for at least seven days after entering the Island.

Despite the disruption to tourism, the business of Hainan ZKGC has not been significantly affected by the COVID-19 pandemic. Residents of Hainan Island are permitted to travel without restrictions within Hainan, and their increased on-Island activities have offset the reduction in travelers from the Mainland. The growth in revenue that Hainan ZKGC has experienced appears to be unaffected by the reduction in tourism.

Hainan ZKGC has acted aggressively to assure that customers feel comfortable using Hainan ZKGC’s charging stations. The charging stations are self-serving and placed at safe distances from each other. Customers and any service personnel on site are required to wear suitable face masks and are encouraged to maintain a safe distance from each other. Hainan ZKGC’s sustained revenues indicate that customers feel safe in charging their vehicles.

The future impact of COVID-19 in the PRC and, in particular, in Hainan Province, is uncertain. If a significant number of infections are reported in Hainan in the future, the government will likely impose more strict quarantine measures on the Island’s residents. To the extent that quarantine measures reduced traffic in Hainan, the business of Hainan ZKGC would be adversely affected.

Respectfully submitted,

/s/ Liao Jinqi
Liao Jinqi
Chief Executive Officer